Filed Pursuant to Rule 433
Registration Statement No. 333-163632

Royal Bank of Canada Announces Offering of Notes Linked to the Cushing® 30 MLP Index

[New York, New York], April 7, 2010—Royal Bank of Canada (RY: TSX, NYSE) announced today that it has filed a preliminary pricing supplement relating to its Direct Investment Notes, due May 19, 2010, linked to the Cushing® 30 MLP Index (the "Notes"). RBC Capital Markets is the underwriter of the offering.

The Notes will be issued under Royal Bank of Canada's Senior Global Medium-Term Note Program.  The Cushing® 30 MLP Index (the "Index") is an equal-weighted index that offers exposure to 30 publicly traded energy master limited partnerships (“MLPs”) that build, operate and maintain energy infrastructure which gather, process, store and transport crude oil, natural gas, natural gas liquids and refined products for companies that explore and produce those energy resources in North America. Royal Bank of Canada (“RBC”) expects to price the Notes on April 15, 2010.

The Notes will pay four periodic distributions, the amount of which will depend primarily upon the distributions paid by the components of the Index during the applicable period. At maturity, the Notes will pay an amount based primarily upon the percentage increase or decrease in the level of the Index from the pricing date of the Notes to a date shortly before the maturity date. A more detailed description of the Notes, including related risk factors, is set forth in the preliminary pricing supplement. The Index is calculated by Standard & Poor’s and reported on a real-time basis under the Bloomberg ticker “MLPX”.

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, one of North America’s leading diversified financial services companies and among the largest banks in the world, as measured by market capitalization. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ more than 80,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 52 other countries. For more information, please visit www.rbc.com or www.rbcusnotes.com.

About the Cushing® 30 MLP Index

The Index provides a benchmark to measure the performance of 30 publicly-traded MLPs, and provides investors with an efficient means of gaining exposure to the MLP sector. The Index is a price-only index calculated on a real-time basis using the most recent traded price for each MLP included in the Index, derived from the relevant exchanges and markets. The primary assets of the MLPs included in the Index include oil and natural gas pipelines, terminals and storage facilities, natural gas/natural gas liquids gathering, treating and fractionating systems and other qualifying natural resource businesses. The MLPs are selected and ranked according to an objective proprietary scoring model known as the Swank Value-added Evaluation System (SValuES®) developed by Swank Energy Income Advisors, LP (“Swank Energy”), which is described in more detail in the preliminary pricing supplement.

The Index is the exclusive property of, and is currently sponsored by, Swank Energy. Swank Energy is an SEC-registered Investment Advisor headquartered in Dallas, Texas. Swank Energy serves as investment adviser to affiliated funds, which invest primarily in securities of MLPs and other natural resource companies.

“Cushing®” is a registered trademark of Swank Capital, LLC (“Swank Capital”), and the Cushing® 30 MLP Index is the property of Swank Capital and has been licensed for use by RBC. The Notes have not been passed on by Swank Capital as to their legality or suitability. The Notes are not issued, endorsed, sold, or promoted by Swank Capital. SWANK CAPITAL MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Notes in any state, province or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province or other jurisdiction.

RBC has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this press release relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that RBC has filed with the SEC for more complete information about RBC and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, RBC, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the pricing supplement if you so request by calling toll-free 866-609-6009.